UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RADICA GAMES LIMITED

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G73 4210 7

(CUSIP Number)

Robert Normile, Esq.

Senior Vice President,

General Counsel and Secretary

Mattel, Inc.

333 Continental Boulevard

El Segundo, CA 90245-5012

With a copy to:

James Beaubien, Esq.

Latham & Watkins LLP

633 West Fifth Street

Los Angeles, CA 90071-2007

(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 25, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G73 4210 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Mattel, Inc. I.R.S. ID# 95-1567322
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

7,799,100[1]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,799,100[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

40.2%[2]
14.	Type of Reporting Person (See Instructions)

CO

[1]	Mattel, Inc. is reporting beneficial ownership of the common stock, par value $0.01 per share (the “Common Stock”), of Radica Games Limited in this Schedule 13D solely because Mattel, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement (as defined below) entered into by Mattel, Inc.’s indirect wholly owned subsidiary, Mattel Foreign Holdings, Ltd. Neither the filing nor contents of this Schedule 13D shall be deemed to constitute an admission by Mattel, Inc. that it is the beneficial owner of the Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Mattel, Inc. expressly disclaims any such beneficial ownership.
[2]	Radica Games Limited represented in the Amalgamation Agreement (as defined below) that 19,405,736 shares of Common Stock were outstanding as of July 14, 2006.

CUSIP No. G73 4210 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Mattel Overseas, Inc. I.R.S. ID# 95-2469468
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

7,799,100[3]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,799,100[3]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

40.2%[4]
14.	Type of Reporting Person (See Instructions)

CO

[3]	Mattel Overseas, Inc. is reporting beneficial ownership of the Common Stock in this Schedule 13D solely because Mattel Overseas, Inc. may be deemed to beneficially own such shares as a result of the Voting Agreement entered into by Mattel Overseas, Inc.’s direct wholly owned subsidiary, Mattel Foreign Holdings, Ltd. Neither the filing nor contents of this Schedule 13D shall be deemed to constitute an admission by Mattel Overseas, Inc. that it is the beneficial owner of the Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Mattel Overseas, Inc. expressly disclaims any such beneficial ownership.
[4]	Radica Games Limited represented in the Amalgamation Agreement that 19,405,736 shares of Common Stock were outstanding as of July 14, 2006.

CUSIP No. G73 4210 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Mattel Foreign Holdings, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐
6.	Citizenship or Place of Organization

Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

7,799,100[5]
9. Sole Dispositive Power

0
10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

7,799,100[5]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13.	Percent of Class Represented by Amount in Row (11)

40.2%[6]
14.	Type of Reporting Person (See Instructions)

CO

[5]	Mattel Foreign Holdings, Ltd. is reporting beneficial ownership of the Common Stock in this Schedule 13D solely because Mattel Foreign Holdings, Ltd. may be deemed to beneficially own such shares as a result of entering into the Voting Agreement described in Item 4 below. Neither the filing nor contents of this Schedule 13D shall be deemed to constitute an admission by Mattel Foreign Holdings, Ltd. that it is the beneficial owner of the Common Stock for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and Mattel Foreign Holdings, Ltd. expressly disclaims any such beneficial ownership.
[6]	Radica Games Limited represented in the Amalgamation Agreement that 19,405,736 shares of Common Stock were outstanding as of July 14, 2006.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the Common Stock of Radica Games Limited, a Bermuda company (the “Company”). The principal executive offices of the Company are located at Suite V, 6/Fl., 2-12 Au Pui Wan St., Fo Tan, Hong Kong.

Item 2. Identity and Background

The persons filing this statement are (i) Mattel, Inc., a Delaware corporation (“Mattel”), with its principal executive offices located at 333 Continental Blvd., El Segundo, California 90245-5012, (ii) Mattel Overseas, Inc., a California corporation (“Mattel Overseas”), with its principal executive offices located at 333 Continental Blvd., El Segundo, California 90245-5012, and (iii) Mattel Foreign Holdings, Ltd., a Bermuda company (“Parent,” together with Mattel and Mattel Overseas, the “Reporting Persons”), with its principal executive offices located at Clarendon House, 2 Church Street, Hamilton HM DX, Bermuda. The name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of the Reporting Persons are set forth in Schedule I, Schedule II and Schedule III hereto. Mattel designs, manufactures and markets a broad variety of toy products worldwide. Mattel Overseas, a wholly owned subsidiary of Mattel, is a shell holding company that does not hold material assets other than the capital stock of Parent. Parent, a wholly owned subsidiary of Mattel Overseas, is a shell holding company that does not hold material assets other than the capital stock of Amalgamation Sub and other subsidiaries of Mattel.

During the past five years, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person listed on Schedule I, Schedule II or Schedule III, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As described in Item 4, Parent has entered into the Voting Agreement with certain Shareholders (as defined below) of the Company with respect to 7,799,100 shares of Common Stock beneficially owed by such Shareholders. The Shareholders entered into the Voting Agreement to induce Mattel and Parent to enter into the Amalgamation Agreement. The Reporting Persons have not paid, and do not expect to pay, any additional consideration in connection with the execution, delivery or performance of the Voting Agreement.

Item 4. Purpose of Transaction

Amalgamation Agreement

On July 25, 2006, Mattel, Parent and Mattel Enterprises, Ltd. (“Amalgamation Sub”) entered into an Agreement and Plan of Amalgamation (the “Amalgamation Agreement”) with the Company, pursuant to which the Company and Amalgamation Sub will amalgamate under the laws of Bermuda (such transaction, the “Amalgamation”), with the resulting company continuing to exist as a wholly owned subsidiary of Mattel Overseas under the laws of Bermuda. At the effective time of the Amalgamation, each outstanding share of Common Stock, other than shares owned by Parent, Amalgamation Sub, their respective subsidiaries or any subsidiary of the Company, will be cancelled and converted into the right to receive $11.55 in cash. All outstanding options to purchase shares of Common Stock, whether vested or unvested, will be cancelled and converted into the right to receive an amount of cash equal to the amount by which $11.55 exceeds the exercise price per share of each such option. Mattel is a party to the Amalgamation Agreement solely as a guarantor of the obligations of Parent and Amalgamation Sub under the Amalgamation Agreement.

Voting Agreement

Concurrently with the execution of the Amalgamation Agreement, Richard H. Pickup, Dito Devcar Corporation, Dito Caree Limited Partnership, Pickup Family Trust, dated January 5, 1980, The Richard H. Pickup Employee MMP PL and Pickup Charitable Unitrust, II (collectively, the “Shareholders”) and Parent entered into a Voting Agreement (the “Voting Agreement”), with respect to an aggregate of 7,799,100 shares of Common Stock (the “Covered Shares”) beneficially owned by such Shareholders. Pursuant to the Voting Agreement, each Shareholder agrees that at any annual, special or other meeting of the shareholders of the Company, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of the Company taken by written consent, such Shareholder will:

(i)	appear in person or by proxy at such meeting or otherwise cause such Shareholder’s Covered Shares to be counted as present at such meeting for the purpose of calculating a quorum; and

5

(ii)	vote (or cause to be voted) all of such Shareholder’s Covered Shares, in accordance with applicable procedures to ensure that such shares are duly counted for the purposes of recording the results of such vote:

(a)	in favor of the approval of the terms of the Amalgamation Agreement, the Amalgamation, the transactions contemplated thereby and any other actions required in furtherance thereof, and

(b)	against (I) any Acquisition Proposal (as defined in the Amalgamation Agreement), (II) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or business combination between the Company and any other person (other than the Amalgamation Agreement, the Amalgamation and the transactions contemplated thereby), (III) any material change in the capitalization or corporate structure of the Company or any of its subsidiaries (other than the Amalgamation Agreement, the Amalgamation or the transactions contemplated thereby), or any amendment to the Company’s memorandum of association or bye-laws, or (IV) any action that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Amalgamation Agreement or of such Shareholder under the Voting Agreement, (B) preclude fulfillment of any condition under the Amalgamation Agreement to the obligations of any party thereto to consummate the Amalgamation, or (C) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Amalgamation Agreement or the Voting Agreement.

The Voting Agreement also contains certain restrictions on transfer with respect to the Covered Shares and certain non-solicitation provisions with respect to the Shareholders, among other provisions. The Voting Agreement will terminate upon the earlier to occur of (i) the effective time of the Amalgamation and (ii) the date that is nine months following the termination of the Amalgamation Agreement, provided that if the Company enters into a definitive agreement with respect to an Acquisition Proposal during such nine month period, the Voting Agreement will terminate upon the consummation or termination of such definitive agreement. The Voting Agreement will also terminate if the Amalgamation Agreement is terminated by mutual consent of the parties or if the Amalgamation Agreement is terminated under certain other circumstances set forth in the Voting Agreement. The Shareholders have also granted Parent an irrevocable proxy to vote the Covered Shares in accordance with the Voting Agreement.

The foregoing descriptions of the Amalgamation Agreement and Voting Agreement are qualified in their entirety by reference to the text of such agreements, which are attached as exhibits to Mattel’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.

Item 5. Interest in Securities of the Issuer

(a)-(b) As set forth in Item 4, the Reporting Persons may be deemed to share with the Shareholders the power to vote 7,799,100 shares of Common Stock, representing approximately 40.2% of the outstanding shares of Common Stock as of July 14, 2006.7 Except as described in the preceding sentence, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the individuals listed on Schedule I, Schedule II or Schedule III, beneficially owns any shares of Common Stock. Neither the filing of this Schedule 13D nor any of its contents constitutes an admission that the Reporting Persons or any of the persons listed on Schedule I, Schedule II or Schedule III is the beneficial owner of the Common Stock for the purposes of Section 13(d) of the Exchange Act or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except as set forth in Item 4, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule I, Schedule II or Schedule III, has effected any transaction relating to the Common Stock during the past 60 days.

(d) The Reporting Persons do not have the right to receive dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

[7]	The Company represented in the Amalgamation Agreement that 19,405,736 shares of Common Stock were outstanding as of July 14, 2006.

6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, to the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and the individuals listed on Schedule I, Schedule II or Schedule III and between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

1. Agreement and Plan of Amalgamation, dated as of July 25, 2006, among Radica Games Limited, Mattel Foreign Holdings, Ltd., Mattel Enterprises, Ltd. and solely with respect to Section 6.13 thereof, Mattel, Inc.8

2. Voting Agreement, dated as of July 25, 2006, by and among Mattel Foreign Holdings, Ltd. and Richard H. Pickup, Dito Devcar Corporation, Dito Caree Limited Partnership, Pickup Family Trust, dated January 5, 1980, The Richard H. Pickup Employee MMP PL and Pickup Charitable Unitrust, II.8

3. Joint Filing Agreement, dated August 4, 2006, among Mattel, Inc., Mattel Overseas, Inc. and Mattel Foreign Holdings, Ltd.

[8]	Incorporated by reference to exhibits filed with Mattel’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.

7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MATTEL, INC.

By:	/s/ Robert Normile
Name:	Robert Normile
Title:	Senior Vice President,
General Counsel and Secretary

MATTEL OVERSEAS, INC.

By:	/s/ Robert Normile
Name:	Robert Normile
Title:	President and Secretary

MATTEL FOREIGN HOLDINGS, LTD.

By:	/s/ Robert Normile
Name:	Robert Normile
Title:	Vice President

SCHEDULE I

Officers and Directors of Mattel, Inc.9

Name	Present Principal Occupation
Officers

Robert A. Eckert	Chairman of the Board of Directors and Chief Executive Officer, Mattel, Inc.

Ellen L. Brothers	Executive Vice President of Mattel and President, American Girl, Mattel, Inc.

Thomas A. Debrowski	Executive Vice President, Worldwide Operations, Mattel, Inc.

Kevin M. Farr	Chief Financial Officer, Mattel, Inc.

Neil B. Friedman	President, Mattel Brands, Mattel, Inc.

Alan Kaye	Senior Vice President, Human Resources, Mattel, Inc.

Robert Normile	Senior Vice President, General Counsel and Secretary, Mattel, Inc.

Michael A. Salop	Treasurer and Senior Vice President, External Affairs, Mattel, Inc.

Bryan Stockton	Executive Vice President, International, Mattel, Inc.

H. Scott Topham	Senior Vice President and Corporate Controller, Mattel, Inc.

Directors

Eugene P. Beard	Chairman and Chief Executive Officer, Westport Asset Fund, Inc. Director, Mattel, Inc.

Michael J. Dolan	Executive Vice President and Chief Financial Officer, Viacom Inc.; Chairman, America’s Choice, Inc. Director, Mattel, Inc.

Tully M. Friedman	Chairman and Chief Executive Officer, Friedman Fleischer & Lowe, LLC Director, Mattel, Inc.

Dominic Ng	Chairman, Chief Executive Officer and President, East West Bancorp, Inc. and East West Bank Director, Mattel, Inc.

Dr. Andrea L. Rich	Former President, Chief Executive Officer and Director, Los Angeles County Museum of Art Director, Mattel, Inc.

Ronald L. Sargent	Chairman and Chief Executive Officer, Staples, Inc. Director, Mattel, Inc.

Christopher A. Sinclair	Chairman, Scandent Group Holdings, Mauritius Director, Mattel, Inc.

G. Craig Sullivan	Former Chairman and Chief Executive Officer, The Clorox Company Director, Mattel, Inc.

John L. Vogelstein	Vice Chairman and Member, Warburg Pincus LLC Director, Mattel, Inc.

Kathy Brittain White	Founder, Horizon Institute of Technology; President and Founder, Rural Sourcing, Inc. Director, Mattel, Inc.

[9]	The present business address of each of the individuals listed on Schedule I is 333 Continental Boulevard, El Segundo, CA 90245-5012. Each such individual is a citizen of the United States of America.

SCHEDULE II

Officers and Directors of Mattel Overseas, Inc.10

Name	Present Principal Occupation	Citizenship

Robert Normile	Senior Vice President, General Counsel and Secretary, Mattel, Inc. President, Secretary and Director, Mattel Overseas, Inc.	United States

Kevin Farr	Chief Financial Officer, Mattel, Inc. Senior Vice President and Director, Mattel Overseas, Inc.	United States

Norman Gholson	Vice President, Assistant General Counsel and Assistant Secretary, Mattel, Inc. Assistant Secretary and Director, Mattel Overseas, Inc.	United States

Michael Salop	Treasurer and Senior Vice President, External Affairs, Mattel, Inc. Senior Vice President & Treasurer, Mattel Overseas, Inc.	United States

H. Scott Topham	Senior Vice President and Corporate Controller, Mattel, Inc. Senior Vice President, Mattel Overseas, Inc.	United States

Michelle Reagan	Assistant Treasurer, Mattel Overseas, Inc.	United States

Merrill Spicker	Assistant Treasurer, Mattel Overseas, Inc.	United States

Renee Gelbart	Assistant Secretary, Mattel Overseas, Inc.	United States

Frances Wong	Assistant Secretary, Mattel Overseas, Inc.	Canada

[10]	The present business address of each of the individuals listed on Schedule II is 333 Continental Boulevard, El Segundo, CA 90245-5012.

SCHEDULE III

Officers and Directors of Mattel Foreign Holdings, Ltd.

Name	Present Principal Occupation	Present Business Address	Citizenship

Bryan Stockton	Executive Vice President, International, Mattel, Inc. President and Director, Mattel Foreign Holdings, Ltd	333 Continental Boulevard El Segundo, CA 90245-5012	United States

Robert Normile	Senior Vice President, General Counsel and Secretary, Mattel, Inc. Vice President and Director, Mattel Foreign Holdings, Ltd.	333 Continental Boulevard El Segundo, CA 90245-5012	United States

Andrew Inesi	Vice President and Director, Mattel Foreign Holdings, Ltd.	Suite 229 12 Church Street Hamilton HM 11, Bermuda	United States

Elaine Colmet	Secretary, Mattel Foreign Holdings, Ltd.	c/o Codan Services Limited Clarendon House 2 Church Street P.O. Box HM 1022 Hamilton HM DX, Bermuda	Bermuda

Michael Ashford	Assistant Secretary, Mattel Foreign Holdings, Ltd.	c/o Codan Services Limited Clarendon House 2 Church Street P.O. Box HM 1022 Hamilton HM DX, Bermuda	Bermuda

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1.	Agreement and Plan of Amalgamation, dated as of July 25, 2006, among Radica Games Limited, Mattel Foreign Holdings, Ltd., Mattel Enterprises, Ltd. and solely with respect to Section 6.13 thereof, Mattel, Inc.[11]

2.	Voting Agreement, dated as of July 25, 2006, by and among Mattel Foreign Holdings, Ltd. and Richard H. Pickup, Dito Devcar Corporation, Dito Caree Limited Partnership, Pickup Family Trust, dated January 5, 1980, The Richard H. Pickup Employee MMP PL and Pickup Charitable Unitrust, II.[11]

3.	Joint Filing Agreement, dated August 4, 2006, among Mattel, Inc., Mattel Overseas, Inc. and Mattel Foreign Holdings, Ltd.

[11]	Incorporated by reference to exhibits filed with Mattel’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.